EXHIBIT 99.1

Skylight Health Announces Pricing of Public Offering of 275,000 Shares of Series A Cumulative Redeemable Perpetual Preferred Stock

TORONTO, Dec. 02, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the pricing of its public offering of 275,000 shares of its 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) at a price to the public of US$21 per share. Gross proceeds from the offering are expected to be approximately US$5.8 million, before deducting offering expenses.

The shares of Series A Preferred Stock are expected to start trading on the NASDAQ Capital Market on December 2, 2021, under the symbol “SLHGP”. The offering is expected to close on or about December 6, 2021, subject to the satisfaction of customary closing conditions.

The Benchmark Company, LLC acted as Sole Book Running Manager for the Offering.

The underwriters have been granted a 30-day option to purchase up to 41,250 additional shares of Series A Preferred Stock from the Company, exercisable in whole or in part, solely to cover over-allotments, at the public offering price less the underwriting discount.

The Series A Preferred Stock was offered under the Company’s shelf registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and the Company’s existing Canadian amended and restated short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 4, 2021. The preliminary prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) has been filed with the securities commission in British Columbia, Alberta, Manitoba and Ontario and with the SEC in the United States. A final prospectus supplement and an accompanying prospectus related to the offering will be filed with the SEC. No Preferred Shares will be offered or sold to Canadian purchasers. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov. Electronic copies of the final prospectus supplement and accompanying prospectus relating to the offering may be obtained from The Benchmark Company, 150 East 58th Street, New York NY 10155, by email at Prospectus@benchmarkcompany.com or by phone at (212) 312 6700.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.